
05056201


SEC MAIL PROCESSING
RECEIVED
MAY 17 2005
WASH, D.C.
202
SECTION

American Mortgage Acceptance Company

2004 Annual Report



Financial Highlights

(In thousands except per share amounts)

For the Year Ended December 31,	2004	2003	2002
Total Revenues	$ 15,909	$ 15,051	$ 10,458
Net Income	$ 11,273	$ 11,884	$ 9,660
Net Income per Share *(basic and diluted)*	$ 1.35	$ 1.52	$ 1.61
Dividends per Share	$ 1.60	$ 1.60	$ 1.51
Weighted Average Shares Outstanding *(diluted)*	8,343	7,815	6,018


SEC MAIL PROCESSING
RECEIVED
MAY 17 2005
WASH. D.C. 202 SECTION

American Mortgage Acceptance Company ("AMAC")

IS A REAL ESTATE INVESTMENT TRUST THAT SPECIALIZES IN COMMERCIAL REAL ESTATE FINANCE. AMAC ORIGINATES AND ACQUIRES MEZZANINE LOANS, BRIDGE LOANS, AND GOVERNMENT-INSURED FIRST MORTGAGES SECURED BY PROPERTIES THROUGHOUT THE UNITED STATES.

TO OUR SHAREHOLDERS

American Mortgage Acceptance Company ("AMAC") is pleased to report our operating performance for 2004, a year in which we gained significant momentum and met our financial goals. Throughout the year, we broadened our investment focus, having completed our first financing transactions in the retail and office sectors, while prudently deploying our capital in new mezzanine and bridge loans. Our accomplishments were aided by the hiring of our new Chief Operating Officer, John Garth, who joined the Company in May and made significant contributions towards the Company's success in meeting our goals. In addition, AMAC continued to diligently manage its existing loan portfolio and was successful in diversifying the Company's capital sources. As a result of these undertakings, AMAC is happy to report that we were able to provide increased shareholder value, as the Company's total return to our shareholders in 2004, inclusive of dividends, was 16.3%.

Our Investment Environment

The multifamily marketplace continued to present challenges in 2004, though there were measured improvements over the prior year. With both employment growth slow and same-store net operating income at multifamily properties remaining flat, we found that fundamentals were stagnant and new mezzanine and bridge loan opportunities in this sector were limited. Furthermore, we found a tremendous amount of capital flowing into the mezzanine and bridge lending sector, creating a fiercely competitive environment and compounding the difficulty we had in finding quality multifamily mezzanine and bridge financing opportunities. While we remain optimistic that multifamily fundamentals will gradually improve as interest rates continue to rise and job growth continues to take hold, we found that 2004 was the optimal time to expand our financing focus to include other classes of real estate. This was made possible by both Mr. Garth's prior experience in the retail and office finance sectors, as well as by a strategic alliance that CharterMac, an affiliate of our Advisor, made with Capri Capital Advisors ("CCA") in June. CCA is a pension fund advisor with over $2 billion of real estate assets under management, approximately one-half of which are multifamily and the remainder of which is split between office, retail, and industrial. The combination of these two factors enabled AMAC to execute transactions in the retail and office fields, further diversifying our investment portfolio and revenue sources. Our ability to react quickly to a changing marketplace, as well as our ability to offer borrowers a whole host of financing products through both our platform and our access to CharterMac's platform, enabled AMAC to remain competitive throughout the year.

Developments in Our Portfolio

Having approached 2004 with cautious optimism, we focused on expanding our transaction sourcing relationships, completing transactions with several new conduit lenders and mortgage bankers. Our new activity, combined with a steady flow of originations in the

Company's core focus of government-insured multifamily housing, brought AMAC's total investment activity to $47.8 million in 2004. This volume included the acquisition of approximately $34.8 million in Fannie Mae certificates with an approximate weighted average interest rate of 5.6%, the origination or initial funding of approximately $4.5 million through two bridge loans with a weighted average interest rate of 13.0%, and the origination of approximately $8.5 million through three mezzanine loans with a weighted average interest rate of 11.6%.



STUART J. BOESKY
Chairman, Chief Executive Officer & President

Through our relationship with CCA, in the fourth quarter of 2004, we provided a commitment to fund a mezzanine loan of up to $74.5 million to finance the proposed acquisition by a third party of all of the stock and operating partnership units of a publicly traded real estate investment trust in Chicago. At that time, CCA also provided a commitment to fund up to an additional $47.5 million. In connection with providing a commitment, AMAC received a $435,000 commitment fee. Due to recent developments, the probability that we will be required to fund this commitment is not very high, but we anticipate that this transaction is just one example of the synergies to be realized with CCA, which we expect will lead to increased transaction flow.

In addition to the Company's originations activity, we continued to actively manage AMAC's investment portfolio and reposition our non-performing assets during the year. The Company is pleased to report that late in the year we successfully placed first mortgages on three market-rate transactions for which AMAC had provided 100% seller financing. As a result, after paying off third-party debt, the Company received approximately $24.8 million in net proceeds. Moreover, the financing was structured so that approximately $13.4 million in AMAC mezzanine financing still remains on the properties. Therefore, in addition to realizing no principal loss on the transactions, the Company continues to earn an attractive 8.0% yield. AMAC achieved equally positive results with a fourth property that was acquired in foreclosure two years ago and was sold after year-end for approximately its book value. The successful repositioning of these assets is evidence of AMAC's strong emphasis on the active management of its loan servicing portfolio, a characteristic which has traditionally been a hallmark of the Company.

As of year-end, our portfolio was comprised of Ginnie Mae and Fannie Mae certificates with a fair market value of approximately $194.6 million, real estate with a carrying value of approximately $78.1 million, an indirect investment in commercial mortgage-backed securities through the Company's $20.2 million investment in ARCap Investors, LLC, participating mezzanine loans with a carrying value of approximately $13.8 million, fixed-rate bridge loans with a carrying value of approximately $12.8 million, variable-rate bridge loans with a carrying value of approximately $10.4 million, first mortgage revenue bonds with a carrying value of approximately $6.7 million, variable-rate mezzanine loans with a carrying value of approximately $5.3 million, and first mortgage loans with a carrying value of approximately $2.3 million. Consistent with the Company's trust agreement mandate to maintain at least 40% of our assets in government-insured loans and other investments permitted in our trust agreement prior to our listing on the American Stock Exchange in 1999, at December 31, 2004, approximately 56% of our portfolio consisted of investments guaranteed by the United States government.

OUR CAPITAL MARKETS ACTIVITIES

AMAC continued to closely monitor the interest rate environment in 2004 and its possible impact on the Company. Significantly, the Company began diversifying its credit exposure early in the year through the execution of three repurchase agreements with Greenwich Capital, Bear Stearns and RBC Capital Markets to replace the Company's previous repurchase facility. As of December 31, 2004, the combined amounts outstanding under the new repurchase facilities totaled approximately $157.6 million, approximately 19.0% of which was hedged. The Company continues to experience healthy spreads between the yields we are receiving on our investments and our cost of funds. At December 31, 2004, AMAC had a weighted average positive spread of 372 basis points between our federally insured loans and our cost of funds and a weighted average positive spread of 829 basis points between our fixed-rate, uninsured loans and our cost of funds, taking into account the cost of the Company's hedge. In anticipation of additional interest rate increases, the Company will pursue additional floating-rate lending opportunities that will further mitigate interest rate risk associated with our portfolio.

At December 31, 2004, AMAC's total market capitalization was approximately $366.4 million, which represents an 8.9% increase over the Company's market capitalization at December 31, 2003.

Our Financial Results

As a result of both the Company's measured approach to originations and our active management of our investment portfolio, AMAC achieved steady financial results for 2004. During the year, the Company initiated the reporting of Funds from Operations ("FFO")* beginning with financial results for the first quarter in order to present a more balanced disclosure of the Company's cash flow and dividend paying capability. For the year ended December 31, 2004, AMAC had FFO of approximately $13.4 million, or $1.61 on a per share basis (basic and diluted). For the year ended December 31, 2003, FFO was equal to the Company's net income, as AMAC did not record depreciation expense for any of its real estate owned. AMAC had net income of approximately $11.9 million, or $1.52 on a per share basis (basic and diluted), for the year ended December 31, 2003.

Throughout 2004, AMAC's Board of Trustees maintained a stable annualized distribution of $1.60 per share, representing a 10.1% yield on the $15.89 per share closing price on March 15, 2005.

Our Outlook for 2005

As the Company moves into 2005, we anticipate that we will continue our expanded product offerings and pursue investments in opportunistic situations that will yield steady returns. A fundamental component of this business plan will be AMAC's existing strategic relationships, as well as those we are currently working to establish. Working with several new first mortgage lenders, we anticipate that we will increase the volume of deals that are evaluated by the Company. In response to trends in the market, AMAC will also pursue potential bridge lending partnerships with both investment and commercial banks.

Perhaps more significantly, AMAC hopes to source an increased number of transactions through CharterMac. The competition in the mezzanine market does not show signs of slowing, and with many new entrants having significant amounts of capital to spend, some participants are taking an "equity investment" approach to the business. The Company views its relationship with CharterMac and its subsidiaries as a true competitive advantage, since it offers the Company proprietary transaction flow, as well as the ability to cross-sell our products with other financing products under the CharterMac umbrella. In particular, AMAC anticipates drawing on its relationship with CharterMac Mortgage Capital, CharterMac's mortgage banking subsidiary, as well as with CCA.

The Company's pipeline continues to build, with the Company pursuing both fixed- and floating-rate executions, the latter of which will act as a natural hedge in a rising interest rate environment. While our product offering continues to evolve, the Company maintains its commitment to providing the level of service our clients have come to expect from us, and we will continue to provide an efficient, reliable execution for our transactions. Additionally, we anticipate that the opportunities we pursue and develop in the year ahead will enable us to generate increased value for our investors.

Our Shareholders' Meeting

We invite you to join us at our annual shareholders' meeting on Wednesday, June 8, 2005, at 10:00 a.m. The meeting will be held at the offices of Paul, Hastings, Janofsky & Walker LLP at 75 East 55th Street, New York, New York. Your attendance will be very much appreciated.

We enthusiastically look forward to reporting to you about our progress in the year ahead, and we thank you for your continued support of AMAC.

Sincerely,

Stuart J. Boesky
Chairman, Chief Executive Officer and President

* For a complete discussion of FFO, please see page 35 in *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

FINANCIAL CONTENTS

Selected Financial Data

(In thousands except per share amounts)

Year ended December 31,	2004	2003	2002	2001	2000
OPERATIONS					
Total revenues	$ 15,909	$ 15,051	$ 10,458	$ 5,698	$ 7,910
Net income	$ 11,273	$ 11,884	$ 9,660	$ 5,187	$ 3,318
Net income per share, basic and diluted	$ 1.35	$ 1.52	$ 1.61	$ 1.35	$ .86
Distributions per share	$ 1.60	$ 1.60	$ 1.51	$ 1.45	$ 1.45

December 31,	2004	2003	2002	2001	2000
FINANCIAL POSITION					
Total assets	$ 349,033	$ 327,107	$ 195,063	$ 101,982	$ 70,438
Repurchase facilities payable	$ 157,633	$ 149,529	$ 87,880	$ 43,610	$ 12,656
Warehouse facility payable	$ 3,827	$ 34,935	$ 8,788	$ --	$ --
Line of credit due to related party and other liabilities	$ 10,048	$ 5,755	$ 4,057	$ 3,093	$ 2,706
Mortgages payable on real estate owned	$ 56,993	$ 15,993	$ --	$ --	$ --

(In thousands, except per share amounts)

December 31,	2004	2003
ASSETS		
Investments in debt securities	$194,587	$167,260
Investments in mortgage loans, net	21,376	13,864
Notes receivable, net	23,111	35,946
Investments in revenue bonds	6,672	7,586
Investment in ARCap	20,240	20,240
Real Estate Owned – Held and Used, net	60,211	--
Real Estate Owned – Subject to Sales Contracts, net	--	51,616
Real Estate Owned – Held for Sale	17,924	25,802
Cash and cash equivalents	2,674	2,028
Other assets	2,238	2,765
Total assets	$349,033	$327,107
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Repurchase facilities payable	$157,633	$149,529
Warehouse facility payable	3,827	34,935
Line of credit – due to related party	4,600	--
Mortgages payable on real estate owned	56,993	15,993
Accounts payable and accrued expenses	1,344	1,830
Due to Advisor and affiliates	770	590
Distributions payable	3,334	3,335
Total liabilities	228,501	206,212
Commitments and contingencies		
Shareholders' equity:		
Shares of beneficial interest; $.10 par value; 25,000 shares authorized; 8,716 issued and 8,337 outstanding in 2004 and 8,713 issued and 8,338 outstanding in 2003	871	871
Treasury shares of beneficial interest at par; 379 shares in 2004 and 375 shares in 2003	(38)	(38)
Additional paid-in capital	126,800	126,779
Share based compensation	(16)	(29)
Distributions in excess of net income	(17,202)	(15,138)
Accumulated other comprehensive income	10,117	8,450
Total shareholders' equity	120,532	120,895
Total liabilities and shareholders' equity	$349,033	$327,107

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(In thousands except per share amounts)

Year Ended December 31,	2004	2003	2002
Revenues:			
Interest income:			
Debt securities	$ 9,734	$ 8,765	$ 5,769
Mortgage loans	1,808	2,597	2,050
Notes receivable	2,546	3,166	2,270
Revenue bonds	633	151	--
Temporary investments	42	55	50
Rental income	812	--	--
Other revenues	334	317	319
Total revenues	15,909	15,051	10,458
Expenses:			
Interest	4,017	2,548	1,228
General and administrative	1,740	917	685
Fees to Advisor	1,956	1,812	1,520
Property operations	563	--	--
Depreciation	2,143	--	--
Amortization and other	411	376	379
Total expenses	10,830	5,653	3,812
Other income:			
Equity in earnings of ARCap	2,400	2,400	2,400
Income from real estate owned	3,794	459	--
Net (loss) gain on sale or repayment of debt securities and land parcel	--	(373)	614
Total other income	6,194	2,486	3,014
Net income	$ 11,273	$ 11,884	$ 9,660
Net income per share (basic and diluted)	$ 1.35	$ 1.52	$ 1.61
Dividends per share	$ 1.60	$ 1.60	$ 1.51
Weighted average shares outstanding			
Basic	8,336	7,803	6,018
Diluted	8,343	7,815	6,018

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2004, 2003, and 2002 *(In thousands)*

	Shares of Beneficial Interest Shares	Shares of Beneficial Interest Amount	Treasury Shares of Beneficial Interest Shares	Treasury Shares of Beneficial Interest Amount	Additional Paid-in Capital	Share Based Compensation	Distributions in Excess of Net Income	Com-prehensive Income	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2002	4,214	$ 421	(375)	$ (38)	$ 68,841		$ (14,505)		$ 560	$ 55,279
Comprehensive income:										
Net income							9,660	$ 9,660		9,660
Other comprehensive income:										
Unrealized holding gain on investments								8,757		
Less: reclassification adjustment for gain included in net income								(614)		
Total other comprehensive income								8,143	8,143	8,143
Comprehensive income								$ 17,803		
Issued common shares	2,525	253			30,629					30,882
Distributions							(9,626)			(9,626)
Balance at December 31, 2002	6,739	674	(375)	(38)	99,470		(14,471)		8,703	94,338
Comprehensive income:										
Net income							11,884	$ 11,884		11,884
Other comprehensive income:										
Net unrealized loss on interest rate derivatives								(278)		
Unrealized holding loss on investments								(348)		
Plus: reclassification adjustment for loss included in net income								373		
Total other comprehensive loss								(253)	(253)	(253)
Comprehensive income								$ 11,631		
Issuance of share options					51	$ (51)				
Amortization of share option costs						22				22
Common shares issued	1,974	197			27,258					27,455
Distributions							(12,551)			(12,551)
Balance at December 31, 2003	8,713	871	(375)	(38)	126,779	(29)	(15,138)		8,450	120,895
Comprehensive income:										
Net income							11,273	$ 11,273		11,273
Other comprehensive income:										
Net unrealized gain on interest rate derivatives								407		
Unrealized holding gain on investments								1,260		
Total other comprehensive income								1,667	1,667	1,667
Comprehensive income								$ 12,940		
Issuance of share options					34	(34)				
Amortization of share option costs						47				47
Common shares issued to trustees	3				40					40
Purchase of treasury shares			(4)		(53)					(53)
Distributions							(13,337)			(13,337)
Balance at December 31, 2004	8,716	$ 871	(379)	$ (38)	$ 126,800	$ (16)	$ (17,202)		$ 10,117	$ 120,532

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

Year Ended December 31,		2003	2002
Cash flows from operating activities:			
Net income	$ 11,273	$ 11,884	$ 9,660
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation expense	2,143	--	--
Net loss (gain) on sale of assets or repayment of debt securities and land parcel	--	373	(614)
Equity in earnings of ARCap, in excess of distributions received	--	--	6
Amortization – deferred financing costs	266	170	6
Amortization – deferred compensation costs	47	22	--
Amortization – loan premium and origination costs and fees	(205)	(518)	(89)
Accretion of discounts and premiums on debt securities	112	157	23
Other non-cash expense	40	--	--
Changes in operating assets and liabilities:			
Accrued interest receivable	273	(936)	(599)
Other assets	64	8	743
Due to Advisor and affiliates	179	(100)	359
Accounts payable and accrued expenses	225	91	(586)
Accrued interest payable	(431)	639	39
Net cash provided by operating activities	13,986	11,790	8,948
Cash flows from investing activities:			
Net proceeds from sale of land	--	37	--
Funding and purchase of mortgage loans	(8,802)	(50,680)	(4,665)
Repayment of mortgage loans	1,306	9,463	--
Funding and purchase of notes receivable	(8,308)	(23,906)	(22,307)
Repayment of notes receivable	21,286	5,746	7,683
Mortgage loan origination fees (net of acquisition expenses)	46	187	169
Principal repayments of debt securities	17,787	8,539	526
Investment in debt securities	(43,943)	(62,290)	(55,768)
Additions to real estate owned	(2,809)	(3,166)	--
Purchase of revenue bonds	--	(7,586)	--
Principal repayment of revenue bonds	891	--	--
Net cash used in investing activities	(22,546)	(123,656)	(74,362)

(continued on next page)

See accompanying notes to consolidated financial statements.

(In thousands)

(continued from previous page)

Year Ended December 31,	2004	2003	2002
Cash flows from financing activities:			
Proceeds from refinancing of Real Estate Owned	41,000	--	--
Proceeds from repurchase facilities	27,613	115,818	100,750
Repayments of repurchase facilities	(19,509)	(54,169)	(56,480)
Proceeds from warehouse facility	1,245	26,147	8,788
Repayments of warehouse facility	(32,353)	--	--
Proceeds from line of credit – due to related party	15,361	--	--
Repayments of line of credit – due to related party	(10,761)	--	--
Deferred financing costs	--	--	(669)
Distributions paid to shareholders	(13,337)	(11,761)	(8,471)
Treasury stock purchases	(53)	--	--
Issuance of common shares	--	27,455	30,882
Net cash provided by financing activities	9,206	103,490	74,800
Net increase (decrease) in cash and cash equivalents	646	(8,376)	9,386
Cash and cash equivalents at the beginning of the year	2,028	10,404	1,018
Cash and cash equivalents at the end of the year	$ 2,674	$ 2,028	$ 10,404
Supplemental information:			
Interest paid	$ 3,822	$ 2,546	$ 1,163
Non-cash investing and financing activities:			
Conversion of mortgage loans, notes receivable, and assumption of debt on real estate owned	$ -	$ 72,748	$ -

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of American Mortgage Acceptance Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Unless otherwise indicated, we herein refer to American Mortgage Acceptance Company and its subsidiaries as "AMAC," "we", "us", "our", and "our Company". We are externally managed by Related AMI Associates, Inc., which acts as our Advisor. We operate in one business segment.

Effective October 2003, we dissolved one subsidiary due to the assignment of certain obligations under the Fannie Mae loan program to CharterMac Mortgage Capital Corp. ("CMC") (see Note 16). We had formed the subsidiary to manage this program.

Our consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain amounts from prior years have been reclassified to conform to the 2004 presentation.

b) Revenue Recognition

We derive our revenues from a variety of sources as follows:

• **Interest Income on Debt Securities** – We recognize interest on GNMA and FNMA certificates on the accrual basis as it becomes due. Interest income also includes the amortization or accretion of premiums and discounts arising at the purchase date, using the effective yield method.

• **Interest Income from Mortgage Loans and Notes Receivable** – We recognize interest on mortgage loans and notes receivable on the accrual basis as it becomes due. We amortize deferred loan origination costs and fees over the life of the applicable loan as an adjustment to interest income, using the interest method. Certain mortgage loans contain provisions that allow us to participate in a percentage of the underlying property's excess cash flows from operations and excess proceeds from a sale or refinancing. This income is recognized on the accrual basis as it becomes due.

• **Interest Income on Revenue Bonds** – Interest income from revenue bonds is recognized on the accrual basis as it becomes due.

• **Interest Income on Temporary Investments** – Interest income from temporary investments, such as cash in banks and short-term instruments, is recognized on the accrual basis as it becomes due.

• **Rental Income** – Rental income is recognized on properties classified as held and used. Income or loss from the operations of real estate owned is accrued monthly.

• **Income from Real Estate Owned** – Income or loss from the operations of real estate owned is accrued monthly and included, net, in income from real estate owned, for properties that are not recorded as held and used (See Note 7).

• **Other Revenues**

o **Standby Loan Commitment Fees** – We receive fees for issuing standby loan commitments. If we do not expect to fund the commitment, we recognize the fee ratably over the commitment period. If we determine that it is possible or probable that a commitment will be exercised, we defer the fee and, if the commitment is exercised, amortize it over the life of the loan as an adjustment to interest income; if the commitment expires unexercised, we recognize it upon expiration.

o **Stabilization Guarantee and Loan Administration Fees** – We receive fees from borrowers for guaranteeing construction loans made by third-party lenders for the period between construction completion and funding of the permanent loan. We receive these fees in advance and amortize them over the guarantee periods. We also receive loan administration fees on these guaranteed loans, on a monthly basis during the guarantee period. We recognize these fees when due.

o **FNMA Loan Guarantee Fees** – We receive monthly loss sharing/guarantee fees related to the FNMA loan program (see Note 16) and recognize them when due.

c) Investments in Debt and Debt Securities

We account for our investments in debt securities pursuant to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115"). For investments classified as available for sale, we record changes in fair value in other comprehensive income unless we consider an investment impaired, or a decline in fair value to be other than temporary (see Impairment below).

1. Debt Securities
We classify our investments in GNMA and FNMA certificates as available for sale debt securities and use third-party quoted market prices as our primary source of valuation.

2. Mortgage Loans and Notes Receivable
We classify these investments as held to maturity and, accordingly, carry them at cost, including unamortized loan origination costs and fees.

3. Revenue Bonds
We classify our investments in revenue bonds as available for sale debt securities. Because revenue bonds have a limited market, we estimate fair value for each bond as the present value of its expected cash flows using a discount rate for comparable investments.

4. Impairment
For investments in mortgage loans and notes receivable, we follow the provisions of Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS No. 114"). Under SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS No. 114 requires lenders to measure impaired loans based on:

(i) the present value of expected future cash flows discounted at the loans' effective interest rate;
(ii) the loan's observable market price; or
(iii) the fair value of the collateral if the loan is collateral-dependent.

Our portfolio of mortgage loans and notes is periodically evaluated for possible impairment to establish appropriate loan loss reserves, if necessary. If, in our judgment, we determine that it is probable that we will not receive all contractually required payments when they are due, we deem the loan or note impaired and establish a loan loss reserve.

For any investments classified as available for sale, a decline in market value below cost that we deem other than temporary is charged to earnings. If, in the judgment of our Advisor, it is determined probable that we will not receive all contractual payments required when due, the bond is deemed impaired and is written down to its then estimated fair value, with the amount of the write-down accounted for as a realized loss.

5. Gain or Loss on Sale
Realized gains and losses on securities are included in earnings and are recorded on the trade date and calculated as the difference between the amount of cash received and the carrying cost of the specific investment, including any unamortized discounts, premiums, origination costs and fees.

d) Investment in ARCap

We account for our preferred equity investment in ARCap Investors, LLC ("ARCap") using the equity method pursuant to Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock ("APB No. 18") as interpreted by AICPA Statement of Position 78-9, Accounting for Investments in Real Estate Ventures, EITF Issue D-46, Accounting for Limited Partnership Investments and EITF 03-16, Accounting for Investments in Limited Liability Companies.

Our equity in the earnings of ARCap is accrued at the preferred dividend rate of 12%, which equals the income allocated to us under ARCap's operating agreement, unless ARCap does not have earnings and cash flows adequate to meet this dividend requirement.

e) Real Estate Owned

Real estate owned consists of properties of which we took possession by exercising our rights under subordinated promissory notes and other documents. In some cases, we also purchased the first mortgage loans on the properties before foreclosing on the real estate collateral. We recorded these properties at the lower of fair value of the real estate, less estimated disposal costs, or the carrying amount of the foreclosed loan. The determination of fair value of the real estate is based on independent appraisals. These properties fall into three classifications:

- Held for Sale – properties for which we are actively seeking a buyer
- Held and Used – properties for which we are actively seeking a buyer, but have held for longer than one year.
- Subject to Sales Contracts – properties for which the buyer has not contributed sufficient equity to qualify for sale treatment pursuant to Statement of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate ("SFAS No. 66").

When the foreclosure process is complete and we own the property, it is classified as Held for Sale and the net income or loss from operations of the property is included in other income. As it is our intent to sell those properties in the near term, we do not initially depreciate the assets. We apply the same accounting for properties classified as Subject to Sales Contracts. For properties later classified as Held and Used and for properties Subject To Sales Contracts, if full sale recognition is not achieved within one year, we record depreciation on the asset, including an initial retroactive adjustment for the entire period we owned the property. On the properties classified as Held and Used, we record operating revenues and expenses separately.

Our portfolio of real estate owned is periodically evaluated for possible impairment. If, in our judgment, we determine that the property's fair value is below its carrying value, we will deem the property impaired and it will be written down to its then estimated fair value, with the amount of the write-down accounted for as a realized loss.

f) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and temporary investments in short-term instruments with original maturity dates equal to or less than three months.

g) Loan Origination Costs and Fees

Acquisition fees and other direct expenses incurred for activities performed to originate mortgage loans are capitalized and are included in Investment in Mortgage Loans, net of any fees received from borrowers for loan originations. They are amortized on a straight-line basis over the period of the loans.

h) Repurchase Facilities

We finance our investments in debt securities using repurchase facilities, under which we sell the certificates to three counterparties under an agreement requiring us to repurchase them for a fixed price on a fixed date, generally 30 days from the sale date. We account for these transactions as collateralized borrowings; accordingly, the securities remain on our balance sheet with the proceeds from the sales recorded as debt. The difference between the sale proceeds and the fixed repurchase price is recorded as interest expense ratably over the period between the sale and repurchase dates.

i) Stock Options

We account for stock options we issue under the fair value based method pursuant to Statement of Financial Accounting Standards No. 123, Accounting for

Stock-Based Compensation ("SFAS No. 123"). We estimate the fair value of each option grant using the Black-Scholes option-pricing model.

j) Interest Rate Derivative

We account for our interest rate swap agreement under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). At inception, we designated this swap as a cash flow hedge on the variable interest payments of our floating rate financing. Accordingly, we record the swap at fair market value, and record changes in market value in other comprehensive income to the extent the hedge is effective. This hedge has been effective through December 31, 2004. We record the net amounts receivable or payable under the swap agreement as a component of interest expense.

k) Fair Value of Financial Instruments

As described above, our debt securities, revenue bonds, and interest rate derivatives are carried at estimated fair values. We have determined that the fair value of our remaining financial instruments, including mortgage loans and cash and cash equivalents, notes receivable, and secured borrowings approximate their carrying values at December 31, 2004 and 2003. The fair value of investments in mortgage loans, revenue bonds, notes receivable, and debt securities are based on actual market price quotes or by determining the present value of the projected future cash flows using appropriate discount rates, credit losses and prepayment assumptions. Other financial instruments carry interest rates which are deemed to approximate market rates.

l) Income Taxes

We have qualified as a REIT under the Internal Revenue Code (the "Code"). A REIT is generally not subject to federal income tax on that portion of its REIT taxable income ("Taxable Income") which is distributed to its shareholders provided that at least 90% of Taxable Income is distributed and provided that such income meets certain other conditions. Accordingly, no provision for federal income taxes is required. We may be subject to state taxes in certain jurisdictions.

m) New Accounting Pronouncements

The following pronouncements issued in 2002 and 2003 relate to disclosure only or had no material impact on our financial statements:

- SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections, issued in April 2002.
- SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, issued in July 2002.
- SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, issued in December 2002.
- SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, issued in April 2003.
- SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, issued in May 2003.
- FASB Interpretation No. 45, Guarantors' Accounting and Disclosure are Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, issued in November 2002.
- FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, issued in December 2003.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, which replaces SFAS No. 123 and which we are required to adopt by the third quarter of 2005. As we have been accounting for share-based payments following the fair value provisions of SFAS No. 123, we expect our adoption of this standard will not be significant.

NOTE 2 - INVESTMENTS IN DEBT SECURITIES – AVAILABLE FOR SALE

Information relating to our debt securities owned as of December 31, 2004 is as follows:

(In thousands)

Name	Certificate Number	Date Purchased/ Final Payment Date	Stated Interest Rate	Amortized Cost at December 31, 2004	Unrealized Gain (loss) at December 31, 2004	Balance at December 31, 2004	Interest Income in 2004
GNMA Certificates							
Western Manor[1][2]	355540	7/27/94 3/15/29	7.125%	$ 2,441	$ (33)	$ 2,408	$ 190
SunCoast Capital Group, Ltd.[1]	G002412	6/23/97 4/20/27	7.000%	120	7	127	12
Reserve at Autumn Creek[1][3]	448748	6/28/01 1/15/42	7.745%	--	--	--	67
Elmhurst Village[1]	549391	6/28/01 1/15/42	7.745%	21,504	3,137	24,641	1,669
Village at Marshfield[1]	519281	3/11/02 1/15/42	7.475%	21,242	1,020	22,262	1,433
Cantera Crossing[1]	532663	3/28/02 6/1/29	6.500%	6,350	698	7,048	423
Filmore Park[1]	536740	3/28/02 10/15/42	6.700%	1,425	138	1,563	94
Northbrooke[1]	548972	5/24/02 8/1/43	7.080%	13,955	1,592	15,547	975
Ellington Plaza[1]	585494	7/26/02 6/1/44	6.835%	35,463	4,151	39,614	2,208
Burlington[1]	595515	11/1/02 4/15/31	5.900%	6,713	311	7,024	391
FNMA DUS Certificates							
Cambridge[1]	385971	4/11/03 3/1/33	5.560%	3,616	(42)	3,574	194
Bayforest[1]	381974	4/21/03 10/1/28	7.430%	4,240	4	4,244	254
Coventry Place[1]	384920	5/9/03 3/1/32	6.480%	781	(10)	771	43
Rancho de Cieto[1]	385229	5/13/03 9/1/17	6.330%	2,566	(68)	2,498	125
Elmwood Gardens[1]	386113	5/15/03 5/1/33	5.350%	5,474	(71)	5,403	287
30 West[1]	380751	5/27/03 10/1/16	6.080%	1,333	(51)	1,282	62
Jackson Park[1]	386139	5/30/03 6/1/18	5.150%	2,741	(6)	2,735	139
Courtwood[1]	386274	6/26/03 6/1/33	4.690%	1,740	(134)	1,606	80
Sultana[1]	386259	6/30/03 6/1/23	4.650%	4,046	(267)	3,779	188
Buena[1]	386273	6/30/03 6/1/33	4.825%	3,007	(210)	2,797	140

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Name	Certificate Number	Date Purchased/ Final Payment Date	Stated Interest Rate	Amortized Cost at December 31, 2004	Unrealized Gain (loss) at December 31, 2004	Balance at December 31, 2004	Interest Income in 2004
Allegro [1]	386324	6/30/03 7/1/33	5.380%	2,543	(81)	2,462	136
Village West [1]	386243	6/30/03 6/1/21	4.910%	--	--	--	22
Westwood/Monterey [1]	386421	9/15/03 8/1/33	5.090%	2,687	105	2,792	152
Euclid [1]	386446	9/15/03 8/1/33	5.310%	2,346	107	2,453	134
Edgewood [1]	386458	9/15/03 9/1/33	5.370%	2,329	94	2,423	133
Bayou Pointe	387066	9/21/04 8/1/22	5.650%	1,708	(4)	1,704	25
Pomono [1]	386995	9/21/04 7/1/34	6.220%	5,902	(79)	5,823	83
Maple Street	387093	10/4/04 10/1/22	5.750%	1,497	(2)	1,495	19
Seabreeze Co-op [1]	387139	11/12/04 11/1/34	5.360%	1,957	6	1,963	14
Orchard Street [1]	387158	11/22/04 11/1/22	5.480%	3,136	(7)	3,129	18
Indiana Seniors	387171	12/15/04 12/1/29	5.380%	7,850	(103)	7,747	18
Beach Grove	387114	12/21/04 9/1/34	5.620%	1,280	(19)	1,261	2
York	386631	12/29/04 8/1/33	5.490%	12,584	(172)	12,412	4
Total				$184,576	$10,011	$194,587	$ 9,734
2003 Total				$158,533	$ 8,727	$167,260	$ 8,765

(1) *These GNMA and FNMA DUS certificates are partially or wholly-pledged as collateral for borrowings under the repurchase facilities (see Note 8).*
(2) *During January 2005, this GNMA certificate was paid off at par.*
(3) *During 2004, we received proceeds of approximately $16.0 million from HUD in relation to the paydown of this certificate.*

The amortized cost, unrealized gain and fair value for the investment in debt securities at December 31, 2004 and 2003 were as follows:

	(In thousands) December 31, 2004	2003
Amortized cost	$184,576	$158,533
Unrealized gains	11,370	10,040
Unrealized losses	(1,359)	(1,313)
Net unrealized gain	10,011	8,727
Fair value	$194,587	$167,260

The fair value and gross unrealized losses of our debt securities aggregated by length of time that individual debt securities have been in a continuous unrealized loss position, at December 31, 2004 and 2003, is summarized in the table below:

(Dollars in thousands)	December 31, 2004			December 31, 2003		
	Less than 12 Months	12 Months or More	Total	Less than 12 Months	12 Months or More	Total
Number of securities	11	7	18	13	--	13
Fair value	$46,055	$16,832	$62,887	$34,480	$ --	$34,480
Gross unrealized loss	$ 515	$ 844	$ 1,359	$ 1,313	$ --	$ 1,313

These unrealized losses are as a result of increases in interest rates subsequent to the acquisition of the securities. All of the debt securities are performing according to their terms. Furthermore, the Company has the intent and ability to hold these securities to maturity, or at least until interest rates change such that the fair value is no longer less than book value. Accordingly, the Company has concluded that these impairments are temporary.

At December 31, 2004, 26 of these debt securities, with a fair value of approximately $169.9 million are partially or wholly pledged as collateral under the Company's repurchase facilities (see Note 8).

NOTE 3 - INVESTMENTS IN MORTGAGE LOANS

Information relating to our investments in mortgage loans as December 31, 2004 is as follows:

(Dollars in thousands)

Property	Description	Final Maturity Date	Call Date (B)	Interest Rate	Lifetime Interest Cap (D)	Share of Excess Operating Cash Flows	Share of Excess Sale or Refinancing Proceeds	Periodic Payment Terms	Prior Liens	Outstanding Face Amount of Mortgages (E)	Unamortized Costs and Fees	Cayrrying Amount of Mortgages (F)	Interest Income in 2004
First Mortgage Loans													
Sunset Gardens													
Eagle Pass, TX	Multifamily	10/04 (A)	N/A	11.50%	N/A	N/A	N/A	(G)	--	$ 1,479	$ --	$ 1,479	$ 173
Alexandrine (H)													
Detroit, MI	Multifamily	N/A	N/A	11.00%	N/A	N/A	N/A	(G)	--	--	--	--	12
Desert View (I)													
Coolidge, AZ	Multifamily	5/06	N/A	10.00%	N/A	N/A	N/A	(G)	--	771	--	771	86
Subtotal First Mortgage Loans										2,250	--	2,250	271
Mezzanine Loans (J)													
The Hollows (K)													
Greenville, NC	Multifamily	1/42	1/12	10.00% (C)	16%	50%	25%	(G)	$ 8,839	1,549	(116)	1,433	174
Northbrooke (L) (M) (N)													
Harris County, TX	Multifamily	8/43	7/13	11.50% (C)	14%	50%	50%	(G)	13,807	1,500	(131)	1,369	60
Elmhurst Village (L) (M)													
Oveido, FL	Multifamily	1/42	3/19	10.00% (C)	16%	50%	25%	(G)	21,496	2,874	(360)	2,514	320
Club at Brazos (K) (O)													
Rosenberg, TX	Multifamily	5/43	4/13	10.00% (C)	14%	50%	25%	(G)	14,275	1,962	(74)	1,888	200
Del Mar Villas													
Dallas, TX	Multifamily	10/05	N/A	LIBOR + 4.625%	(P)	N/A	N/A	(G)	5,559	765	--	765	47
Mountain Valley													
Dallas, TX	Multifamily	N/A	N/A	LIBOR + 4.750%	(P)	N/A	N/A	(G)	N/A	--	--	--	35
Villas at Highpoint													
Lewisville, TX	Multifamily	4/33	TBD	14.57%	N/A	N/A	N/A	(G)	18,800	2,599	(140)	2,459	385
Villas at Highpoint													
Lewisville, TX	Multifamily	4/33	TBD	23.76%	N/A	N/A	N/A	(G)	18,800	314	(38)	276	40
The Pines													
Las Vegas, NV	Multifamily	9/07	N/A	LIBOR + 8.75%	N/A	N/A	N/A	(G)	10,000	4,600	(41)	4,559	186
Sawmill Plaza													
Columbus, OH	Shopping Center	10/14	N/A	13.50%	N/A	N/A	N/A	(G)	16,000	2,000	--	2,000	80
Champaign Offices													
Champaign, IL	Office Center	10/11	N/A	10.67%	N/A	N/A	N/A	(G)	26,000	1,900	(37)	1,863	10
Subtotal Mezzanine Loans										20,063	(937)	19,126	1,537
Total Mortgage Loans										$22,313	$(937)	$21,376	$1,808
2003 Total Mortgage Loans										$14,781	$(917)	$13,864	$2,597

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(A) The *maturity date on this first mortgage loan is past due. We are currently in the* process of extending the maturity date, providing the loan is partially paid down with equity being held with Fannie Mae. The loan is fully collateralized and, as such, there is no impairment of the loan.

(B) Loans are subject to mandatory prepayment at our option ten years after construction completion, with one year's notice. Loans with a call date of "TBD" are still under construction.

(C) Interest on the mezzanine loan is based on a fixed percentage of the unpaid principal balance of the related first mortgage loan. The amount shown is the approximate effective rate earned on the balance of the mezzanine loan. The mezzanine loan also provides for payments of additional interest based on a percentage of cash flow remaining after debt service and participation in sale or refinancing proceeds and certain provisions that cap our total yield, including additional interest and participations, over the term of the loan.

(D) Lifetime interest cap represents the maximum annual return, including interest, fees and participations, that we can earn over the life of the mezzanine loan, computed as a percentage of the balance of the first mortgage loan plus the mezzanine loan.

(E) As of December 31, 2004, all interest payments on the mortgage loans are current, except as noted.

(F) Carrying amounts of the loans are net of unamortized origination costs and fees and loan discounts.

(G) Interest only payments are due monthly, with loan balance due at maturity.

(H) The first mortgage loan, which matured in December 2003, was paid off in April 2004.

(I) Loan was purchased in April 2003 in connection with the performance under a guarantee we made.

(J) The principal balance of the mezzanine loan is secured by the partnership interests of the entity that owns the underlying property and a third mortgage deed of trust. Interest payments on the mezzanine loan are secured by a second mortgage deed of trust and are guaranteed for the first 36 months after construction completion by an entity related to the general partner of the entity that owns the underlying property.

(K) We do not have an interest in the first lien position relating to this mezzanine loan.

(L) We have an interest in the first lien position relating to this mezzanine loan.

(M) The first mortgage loans related to these properties were converted from participations in FHA loans to ownership of the GNMA certificates and are held by us – see Note 2.

(N) This mezzanine loan stopped making interest payments in May 2004. We are currently in the process of determining the necessary steps we need to take to protect our investment. We have done an internal analysis for the property underlying the mortgage and the analysis indicates that the value of the property exceeds the carrying amount of our investment. Accordingly, we have not recorded an allowance for probable losses on this investment.

(O) *The funding of this mezzanine loan is based on property level operational achievements.*

(P) Interest cap on these loans is the maximum rate permitted by law.

Further information relating to investments in mortgage loans is as follows:

	(In thousands)	
	2004	2003
Balance at beginning of year	$13,864	$22,384
Advances made	8,802	50,680
Conversion to real estate owned	--	(49,808)
Loan origination fees		
(net of acquisition expenses)	(46)	(187)
Repayments	(1,306)	(9,463)
Amortization and accretion – net	62	258
Balance at end of year	$21,376	$13,864

NOTE 4 - INVESTMENT IN ARCAP

We own 800,000 preferred equity units of ARCap with a face amount of $25 per unit and limited voting rights. The preferred equity units are convertible, at our option, into ARCap common units. If converted into common units, the conversion price is equivalent to $25 per unit, subject to certain adjustments. Also, if not already converted, for a period of 60 days following the fifth anniversary of the first closing date, which will be August 4, 2005, the preferred equity units are convertible, at our option, into a three-year note bearing interest at 12% that would be junior to all of ARCap's then existing indebtedness. The preferred equity units are also redeemable, at the option of ARCap, up until the fifth anniversary of the first closing date.

As of December 31, 2004, through our investment in ARCap, we have a substantial indirect investment in the $879.1 million of commercial mortgage backed securities ("CMBS") it owns. Multifamily properties underlie approximately one third of ARCap's CMBS.

Our equity in the earnings of ARCap will generally be equal to the preferred equity rate of 12%, unless ARCap does not have earnings and cash flows adequate to meet this distribution requirement. ARCap has met its distribution requirements to us to date. Yields on CMBS depend, among other things, on the rate and timing of principal payments, the pass-through rate, interest rate fluctuations and defaults on the underlying mortgages. Our interest in ARCap is illiquid and we would need to obtain the consent of the board of managers of ARCap before we could transfer our interest in ARCap to any party other than a current member. The carrying amount of the investment in ARCap is not necessarily representative of the amount we would receive upon a sale of the interest.

ARCap has shifted its focus to CMBS fund management, whereby it manages CMBS investment funds raised from third-party investors. ARCap is generally a minority investor in these funds and ARCap thereby diversifies its revenue base by increasing its proportion of revenue derived from fees as opposed to interest income.

Summarized information for ARCap as of December 31, 2004 and 2003, and the years then ended is as follows:

	(In millions)	
	2004	2003
Investment securities –		
available for sale	$ 771	$ 739
Investment securities – trading	108	282
Other assets	89	29
Total assets	$ 968	$ 1,050
Repurchase agreements and		
long-term debt	$ 426	$ 625
Other liabilities	339	215
Members' equity	203	210
Total liabilities and equity	$ 968	$ 1,050
Total revenues	$ 205	$ 115
Total expenses	140	99
Net income	$ 65	$ 16

NOTE 5 – Bridge Loans/Notes Receivable

Our notes receivable are collateralized by equity interests in the owner of the underlying property and consist of the following as of December 31, 2004:

(In thousands)

Property	Location	Outstanding Principal Balance	Unamortized Fees	Carrying Amount	Remaining Committed Balance to Fund	Interest Rate	Maturity
Noble Towers [1][2][3]	Oakland, CA	$ 7,245	$ (11)	$ 7,234	$ 54	9.75%	July 2005
Clarks Crossing [1]	Laredo, TX	926	--	926	--	12.00%	December 2004 [6]
Georgia King [1]	Newark, NJ	945	--	945	--	11.50%	January 2005
Reserve at Thornton [1]	Thornton, CO	538	(5)	533	412	11.00%	August 2006
Del Mar Villas	Dallas, TX	5,554	--	5,554	--	LIBOR + 4.625% [5]	October 2005
Oaks of Baytown [4]	Baytown, TX	3,582	(6)	3,576	243	LIBOR + 4.500% [5]	August 2005
Quay Point [4]	Houston, TX	1,223	(2)	1,221	--	LIBOR + 3.600% [5]	August 2005
Woods of Mandarin	Jacksonville, FL	3,122	--	3,122	428	13.50%	July 2007
Total		$23,135	$ (24)	$23,111	$1,137		
2003 Total		$36,111	$ 165	$35,946	$6,469		

(1) These loans are to limited partnerships affiliated with our Advisor (see Note 11).

(2) An affiliate of our Advisor has provided a full guarantee on the payment of principal and interest due on this note.

(3) During February 2005, this loan was partially repaid in the approximate amount of $5.9 million.

(4) Pledged as collateral in connection with warehouse facility (see Note 9).

(5) 30-day LIBOR at December 31, 2004 was 2.42%.

(6) Awaiting permanent financing to take place – loan has not paid off.

NOTE 6 - Taxable Revenue Bonds

During October 2003, we purchased nine taxable revenue bonds at a discount (99% of par) from CharterMac (our affiliate, see Note 11) for $7.6 million. These bonds, each of which is secured by a first mortgage position (held by CharterMac) on a multifamily property, carry a weighted average interest rate of 8.69%. The price paid was determined by an independent third party valuation. The bonds' fair value at December 31, 2004 and 2003 was $6.7 million and $7.6 million, respectively.

NOTE 7 - REAL ESTATE OWNED

Our real estate owned consisted of the following *(dollars in thousands)*:

	Number of Units	Location	Carrying Value as of December 31, 2004	Carrying Value as of December 31, 2003
Real Estate Owned – Held and Used				
Plaza at San Jacinto (1)	132	La Porte, TX	$ 7,929	$ --
Less: accumulated depreciation			(425)	--
Concord Mezzanine (2)	852	Houston, TX	54,425	--
Less: accumulated depreciation			(1,718)	--
Total Real Estate Owned – Held and Used, net	984		$60,211	$ --
Real Estate Owned – Subject to Sales Contracts				
Concord at Little York (2)	276	Houston, TX	--	$16,274
Concord at Gessner (2)	288	Houston, TX	--	17,194
Concord at Gulfgate (2)	288	Houston, TX	--	18,148
Total Real Estate Owned – Subject to Sales Contracts, net	852		$ --	$51,616
Real Estate Owned – Held for Sale				
Reserve at Autumn Creek (3)	212	Friendswood, TX	$17,924	$17,924
Plaza at San Jacinto (1)	132	LaPorte, TX	--	7,878
Total Real Estate Owned – Held for Sale	344		$17,924	$25,802

(1) In March 2003, we exercised our rights under the subordinated promissory note and other documents to take possession of the real estate collateral of the Plaza at San Jacinto and, in May 2003, acquired the real estate at a foreclosure auction. We classified our investment in this property as Real Estate Owned – Held for Sale. We have focused on increasing the occupancy and the operating income generated from the property. We reclassified the property as Real Estate Owned – Held and Used in March 2004 and began to depreciate the property, including depreciation for the period the property had been classified as Held for Sale. During February 2005, this property was sold (see Note 17).

(2) The three properties underlying these notes receivable stopped paying interest in May 2003. We subsequently exercised our rights under the subordinated promissory notes and other documents and took possession of all three properties. We purchased the first mortgages and acquired the real estate at foreclosure auctions and sold all three properties to a qualified 501(c)(3) entity during 2003. Because we provided 100% financing to the purchaser, the transaction did not meet the criteria for sale recognition pursuant to SFAS No. 66.

In connection with the foreclosure of the Concord at Gessner property, we acquired a land parcel which we subsequently sold to a third party. The sales price of the land was approximately $224,000, net of closing costs. We provided seller financing, in the form of a bridge note, to the buyer, for approximately $187,000. We allocated approximately $206,000 of cost basis to the land parcel resulting from the Concord at Gessner foreclosure and recognized a gain on the sale of approximately $18,000.

In December 2004, UBS Real Estate Investments, Inc. provided first mortgages of $41.0 million for these properties. We restructured the remaining balance due from the borrower, approximately $13.4 million, in the form of a mezzanine loan. The mezzanine loan bears interest at a rate of 8% per annum and matures in December 2014.

We account for the properties under the deposit method in accordance with SFAS No. 66. Following the provisions of SFAS No. 66, we have reclassified the properties as Real Estate Owned – Held and Used until full sale recognition is achieved. We have recorded the $41.0 million mortgage as a liability and have recorded depreciation of the properties, including depreciation for the entire period held, which totaled approximately $1.7 million. Income on the $13.4 million mezzanine loan will be classified as rental income in 2005, when earned.

Income recognized for all three properties in 2004, exclusive of depreciation we recorded, totaled approximately $3.8 million and is recorded as income from real estate owned on the consolidated statements of income due to the classification of such properties as Real Estate Owned – Subject to Sales Contracts when the income was earned.

(3) Certain required debt service payments were not paid, causing the mezzanine loan to be in default. In October 2003, we exercised our rights under the subordinated promissory note and other documents to take possession of the real estate collateral of the property, subject to the first mortgage loan. See Note 17 regarding the purchase of the first mortgage.

NOTE 8 - REPURCHASE FACILITIES

Prior to March 2004, we had a repurchase facility with Nomura Securities International Inc. ("Nomura"), which enabled us to borrow up to 97% of the fair market value of GNMA and FNMA DUS Certificates we owned. Interest on borrowings was at 30-day LIBOR plus 0.02%.

During 2004, Nomura terminated the repurchase facility. We executed new repurchase agreements with three counterparties, Greenwich Capital, Bear Stearns, and RBC Capital Markets, which provided us the capacity to repay the Nomura facility. Terms of the three newly executed agreements offer advance rates between 94% and 97% and borrowing rates between the LIBOR minus 3 basis points and LIBOR plus 10 basis points. The borrowings are subject to 30-day settlement terms. As of December 31, 2004 and 2003, the amounts outstanding under repurchase facilities were $157.6 and $149.5 million and weighted average interest rates were 2.64% and 1.56%, respectively.

Certain of our debt securities are pledged as collateral in connection with these repurchase facilities (see Note 2).

NOTE 9 - WAREHOUSE FACILITY

In October 2002, we entered into a mortgage warehouse line of credit with Bank of America (the "Warehouse Facility") in the amount of up to $40.0 million. Under the terms of the Warehouse Facility, Bank of America will advance up to 83% of loans we issue for the acquisition/refinancing and minor renovation of existing, lender-approved multifamily properties. This facility, which matures August 2005, bears interest at a rate of 30, 60, 90 or 180-day LIBOR + 200 basis points, or prime, at our discretion, payable monthly on the total amounts advanced. Principal is due upon the earlier of refinance or sale of the underlying project or upon maturity. We pay a fee of 12.5 basis points, paid quarterly, on any unused portion of the facility. From time to time, we will use this facility to finance real estate owned. As of December 31, 2004 and December 31, 2003, we had approximately $3.8 and $34.9 million, respectively, in borrowings outstanding under this program at an interest rate of 4.42% and 3.12%, respectively.

Included in the $34.9 million of outstanding borrowings under this program at December 31, 2003, was $14.0 million we borrowed to repay an intercompany loan from CharterMac (see Note 11); we subsequently repaid the $14.0 million with proceeds from the Concord refinancing (see Note 7).

NOTE 10 – LINE OF CREDIT – RELATED PARTY

In June 2004, we entered into a revolving credit facility (the "Revolving Facility") with CharterMac. The Revolving Facility, which is unsecured, will provide up to $20.0 million in borrowings to be used to purchase new investments, and bears interest at 30-day LIBOR plus 300 basis points. The Revolving Facility is for a term of one year with a one-year optional extension and contains customary restrictions/covenants that are similar to our Warehouse Facility. In the opinion of our management, the terms of this facility are consistent with those of transactions with independent third parties. As of December 31, 2004, we had approximately $4.6 million in borrowings outstanding on the Revolving Facility at an interest rate of 5.42%.

NOTE 11 - RELATED PARTY TRANSACTIONS

Pursuant to the amended Advisory Agreement between us and our Advisor dated April 6, 1999 (the "Amended Advisory Agreement"), we pay certain fees, in addition to reimbursements of certain administrative and other costs our Advisor incurs on our behalf, for its ongoing management and operations of our Company:

	Fees/Compensation	Annual Amount
I.	Asset management fees	0.355% for investments in mortgage loans 0.355% for certain investment grade investments 0.750% for certain non-investment grade investments 1.000% for unrated investments 0.625% for investments held prior to the adoption of the Amended Advisory Agreement.
II.	Annual incentive management fees	Subject to (1) a minimum annual distributions being made to shareholders from cash available for distribution ("CAD") of $1.45 per share and (2) the Company achieving at least annual Adjusted Funds from Operations (defined below) per share of $1.60 (net of this incentive fee), the Advisor shall be entitled to receive incentive compensation for each fiscal year in an amount equal to the product of:

(A) 25% of the dollar amount by which
  (1) Adjusted Funds From Operations before this incentive management fee per share exceed
  (2) the greater of:
    (a) (i) the weighted average of (x) $20 and (y) the prices per share of any secondary offerings by the Company multiplied by
      (ii) the Ten Year U.S. Treasury Rate plus 2% per annum; and;
    (b) $1.45

multiplied by

(B) the weighted average number of shares outstanding during such year.

"Adjusted Funds From Operations" means net income (computed in accordance with GAAP) including realized gains (or losses) from debt restructuring and sales of assets, plus depreciation and amortization on real property, and after adjustments for unconsolidated partnerships and joint ventures.

"CAD" means cash available for distributions, which shall consist of our net income (as determined pursuant to GAAP) adjusted for certain non-cash charges (as determined pursuant to GAAP).

Prior to 2004, the incentive management fee was calculated pursuant to the Company achieving at least annual GAAP net income of $1.60 per share, net of the incentive management fee without the additional requirement that net income had to exceed CAD of $1.45 per share.

In addition, with respect to new mortgage loans we acquire, any origination points paid by borrowers will first be paid to the Advisor for amounts up to 1.0% of the principal amount of each mortgage loan and we will receive any excess origination points paid by borrowers, if any, above the 1.0%.

During 2002, our Advisor waived approximately $71,000 in net fees and expense reimbursements, in light of higher than usual expenses related to the origination of investments that were never completed.

During 2003, our Advisor waived approximately $67,000 in asset management fees relating to additional services it performed with regard to real estate we now own (see Note 7). As our Advisor was paid a fee at the time the loans were originated, it agreed to waive the additional fees.

The costs recorded for related parties transactions were as follows:

	(in thousands) Years Ended December 31,		
	2004	2003	2002
Shared service expenses	$ 682	$ 725	$ 447
Asset management fees	1,274	1,087	838
Incentive management fee	--	--	235
	$1,956	$1,812	$1,520

Some of our notes receivable (see Note 5), and all of our stabilization loan guarantees and standby loan commitments (Note 16) are to limited partnerships in which the general partner is an unaffiliated third party and the limited partner is affiliated with the Advisor.

The Noble Towers note receivable is guaranteed by an affiliate of the Advisor (see Note 5).

In September 2003, we transferred certain of our obligations under the Fannie Mae loan program to CMC, a subsidiary of CharterMac. See Note 16 for more details on the transaction.

In October 2003, we purchased nine taxable revenue bonds from CharterMac (see Note 6).

In October 2003, we funded a bridge loan to Related Capital Guaranteed Corporate Partners II, L.P. Series A, an affiliate of the Advisor, for approximately $1.3 million. We received a fee of $10,000 for funding the loan, which was repaid the same month.

In December 2003, we borrowed approximately $11.3 million from CharterMac in order to aid in the purchase of the Concord at Gulfgate first mortgage in the total amount of $14.1 million (see Note 7). CharterMac charged us interest at an annual rate of 3.17% on the borrowings, which was based on LIBOR plus 2%, the same rate we paid on our Warehouse Facility. Shortly thereafter, we received a $14.0 million loan through the Warehouse Facility, and used the proceeds to repay the loan to CharterMac.

See Note 10 for information regarding our Revolving Facility with CharterMac.

NOTE 12 - EARNINGS PER SHARE

(In thousands, except per share amounts)	Income	Shares	Per Share
Year Ended December 31, 2004			
Basic EPS	$ 11,273	8,336	$ 1.35
Effect of dilutive securities	--	7	--
Diluted EPS	$ 11,273	8,343	$ 1.35
Year Ended December 31, 2003			
Basic EPS	$ 11,884	7,803	$ 1.52
Effect of dilutive securities	--	12	--
Diluted EPS	$ 11,884	7,815	$ 1.52
Year Ended December 31, 2002			
Basic EPS	$ 9,660	6,018	$ 1.61
Effect of dilutive securities	--	--	--
Diluted EPS	$ 9,660	6,018	$ 1.61

NOTE 13 – SHAREHOLDERS' EQUITY

Capital Shares

On February 25, 2002, we completed a public offering of approximately 2.5 million common shares at a price of $13.00 per share. The common shares were offered through Friedman, Billings, Ramsey and RBC Capital Markets. The net proceeds from this offering, approximately $30.9 million, net of underwriter's discount and expenses, were used to fund investments.

On April 23, 2003, we completed a public offering of approximately 2.0 million common shares at a price of $15.00 per share, resulting in proceeds, net of underwriters' discount and expenses, of approximately $27.5 million. The common shares were offered through JMP Securities and RBC Capital Markets. The net proceeds from this offering were used to fund investments.

During 2004, we issued approximately 2,600 common shares to our trustees as compensation. No such shares were issued in 2003.

Share Repurchase Program

In August 2003, our Board of Trustees approved a share repurchase plan. The plan enables us to repurchase, from time to time, up to 1,000,000 common shares. The repurchases will be made in the open market, and the timing will be dependent on the availability of shares and other market conditions. This program has no expiration date. During 2004, we repurchased 4,000 shares at a cost of approximately $53,000.

Accumulated Other Comprehensive Income

Changes in accumulated other comprehensive income:
(in thousands)

	Net unrealized gain on investments	Net unrealized (loss) gain on interest rate derivatives	Total
Balance at January 1, 2002	$ 560	$ --	$ 560
Period change	8,143	--	8,143
Balance at December 31, 2002	8,703	--	8,703
Period change	25	(278)	(253)
Balance at December 31, 2003	8,728	(278)	8,450
Period change	1,260	407	1,667
Balance at December 31, 2004	$9,988	$ 129	$10,117

NOTE 14 – INCENTIVE SHARE OPTION PLAN

In accordance with our Amended and Restated Incentive Share Option Plan (the "Plan"), our board of trustees can award share options to trustees, officers and employees of AMAC and our Advisor and its affiliates. A maximum of 833,680 options can be granted, with annual limits based upon formulas specified in the Plan. Option terms and vesting requirements are determined at the time of grant, provided that the term is no longer than ten years.

In April 2003, our Compensation Committee granted 190,000 options to employees of an affiliate of the Advisor at an exercise price of $15.03, the market price of our common shares on the grant date. These options vest equally, in thirds, in April 2004, 2005 and 2006 and expire in April 2013.

In accordance with SFAS No. 123, we accrue compensation cost based on the estimated fair value of the options issued and amortize those costs over the vesting period. Because the grant recipients are not our employees and vesting of the options is contingent upon the recipient continuing to provide services to us, we estimate the fair value of the options at each period-end up to the vesting date, and adjust recorded amounts accordingly.

The assumptions used for valuing these options and the results of the valuations were as follows:

Assumptions:	2004	2003
Dividend Yield	9.30%	9.63%
Estimated Volatility	16.00%	16.00%
Risk Free Interest Rate	3.93%	4.27%
Expected Lives	8.30 years	9.41 years
Fair Value	$85,100	$51,300
Compensation Costs	$45,500	$22,700

No options were exercised during 2004 and 2003 and 90,000 shares were forfeited during 2004. There were 733,680 shares available for issuance as of December 31, 2004.

NOTE 15 - Selected Quarterly Financial Data

(unaudited)

(In thousands except per share amounts)

	2004 Quarter Ended			
	March 31	June 30	September 30	December 31
Total revenues	$ 3,879	$ 3,773	$ 4,155	$ 4,102
Net income	$ 3,325	$ 3,351	$ 3,249	$ 1,348
Net income per share (basic and diluted)	$ 0.40	$ 0.40	$ 0.39	$ 0.16

	2003 Quarter Ended			
	March 31	June 30	September 30	December 31
Total revenues	$ 4,233	$ 3,303	$ 3,625	$ 3,890
Net income	$ 3,192	$ 2,573	$ 2,776	$ 3,343
Net income per share (basic and diluted)	$ 0.50	$ 0.32	$ 0.33	$ 0.40

NOTE 16 - COMMITMENTS AND CONTINGENCIES

a) Legal

On October 27, 2003, prior to taking possession of the real estate collateral supporting a loan investment, we were named in a lawsuit, Concord Gulfgate, Ltd. vs. Robert Parker, Sunrise Housing Ltd., and American Mortgage Acceptance Company, Cause No. 2003-59290 in the State District Court of Harris County, Texas. The suit claims, among other causes of action against the respective defendants, that we conducted wrongful foreclosure in that the loan guarantor did not derive any benefit from our loan and that the limited partners of the loan guarantor did not authorize the loan transaction. The suit seeks, among other relief, actual, consequential, exemplary, and punitive damages, a declaration that the loan made by us is unenforceable, and that we were involved in a conspiracy to defraud the loan guarantor. The suit is currently in the discovery phase. A trial date has not been set.

Subsequently, we filed a countersuit on November 25, 2003 against the limited partners of the loan guarantor seeking to recover unpaid taxes and misappropriated property receipts. We are currently unable to determine the possible outcome of the litigation.

b) Guarantees

In June and October of 2000, we originated two loans totaling $3.3 million under an agreement with Fannie Mae. That agreement provided for our guaranteeing a first-loss position on the loans, which could potentially result in exposure of $7.5 million. In September 2003, we transferred and assigned all of our obligations to the two loans we originated under this program to CMC (which was formerly known as PW Funding Inc.), a subsidiary of CharterMac, both of which are affiliates of the Advisor. Pursuant to the agreement with CMC, CharterMac guaranteed CMC's obligations, and we agreed to indemnify both CMC and CharterMac for any losses incurred in exchange for retaining all fees which we were otherwise entitled to receive under the program. The maximum exposure at December 31, 2004, was $3.2 million, although we expect that we will not be called upon to fund these guarantees.

In the first quarter of 2003, we discontinued our loan program with Fannie Mae and will issue no further guarantees pursuant to such program.

Standby, Forward Loan and GNMA Commitments

We issued the following standby and forward bridge and permanent loan commitments for the purpose of constructing/ rehabilitating certain multifamily apartment complexes in various locations.

Standby and Forward Bridge Loan Commitments

				(In thousands) Maximum Amount of Commitments	
Issue Date	Project	Location	No. of Apt. Units	Less than 1 Year	1-3 Years
May-04	Oak Village	Oakland, CA	117	$ 967	$ --
Feb-03	Noble Towers	Oakland, CA	195	54	--
Aug-03	Oaks of Baytown	Baytown, TX	248	243	--
June-04	Woods of Mandarin	Jacksonville, FL	401	428	--
Dec-03	Reserve at Thornton	Thornton, CO	216	412	--
Total Standby and Forward Bridge Loan Commitments			1,177	$2,104	$ --

Standby and Forward Mezzanine Loan Commitments

				Maximum Amount of Commitment	
Issue Date	Project	Location	No. of Apt. Units	Less than 1 Year	1-3 Years
April-03	Villas at Highpoint	Lewisville, TX	304	$ --	$ 379
Total Standby and Forward Mezzanine Loan Commitment			304	$ --	$ 379

Forward GNMA Commitments

			Maximum Amount of Commitment	
Issue Date	Project	Location	Less than 1 Year	1-3 Years
May-02	Ellington Plaza	Washington, DC	$2,279	$ --
Total Forward GNMA Commitment			$2,279	--
Total Standby, Forward Loan and GNMA Commitments			$4,383	$ 379

Mezzanine Loan/Preferred Stock Commitment

During November 2004, we provided a commitment to fund up to $74.5 million to Prime/Mansur Investment Partners, LLC in connection with its financing of an acquisition. In connection with providing the commitment, we received a commitment fee of $435,000, the recognition of which is deferred on our balance sheet until either the commitment is funded or expires in April 2005. The likelihood that we will be required to fund this commitment is remote.

Stabilization Loan Guarantees

During 2002, we entered into an agreement with Wachovia Bank ("Wachovia") to provide stabilization guarantees for new construction of multifamily properties under the LIHTC program in designated areas. We guarantee that properties which have completed construction will stabilize and the associated construction loans will convert to permanent Fannie Mae loans. We receive origination and guarantee fees from the developers for providing the guarantees. If the properties do not stabilize with enough net operating income for Fannie Mae to fully fund its commitment for a permanent loan, we may be required to purchase the construction loan from Wachovia or to fund the difference between the construction loan amount and the reduced Fannie Mae permanent loan amount.

(in thousands)

				Maximum Amount of Guarantee			
Date Closed	Project	Location	No. of Units	Less than 1 Year	1-3 Years	Loan Administration Fee (1) (annual percentage)	Stabilization Guarantee Fee (2)
Jul-02	Clark's Crossing	Laredo, TX	160	$ 4,770	$ --	0.500%	0.625%
Sept-02	Creekside Apts.	Colorado Springs, CO	144	7,500	--	0.375%	--
Total Stabilization Loan Guarantees			304	$12,270	$ --	--	--

(1) Loan Administration Fee is paid quarterly during the guarantee period.

(2) Stabilization Guarantee Fee is an up-front fee – paid at closing and amortized over the guarantee period.

For each of these guarantees, and for the guarantees issued under the Fannie Mae loan program discussed above, we monitor the status of the underlying properties and evaluates our exposure under the guarantees. To date, we have concluded that no accrual for probable losses is required under SFAS No. 5, Accounting for Contingencies.

NOTE 17 – SUBSEQUENT EVENTS

On February 1, 2005, we purchased the Autumn Creek first mortgage at foreclosure auction (see Note 7). The purchase price of the first mortgage was approximately $17.2 million, making the total carrying value of the property, including the mezzanine loan, approximately $19.1 million.

On February 17, we sold the Plaza at San Jacinto property to an unaffiliated third party for approximately its carrying value (see Note 7).

On March 16, we issued 25,000 Floating Rate Preferred Securities, having a stated liquidation amount of $1,000 per security, bearing a variable rate, reset quarterly, equal to LIBOR plus 3.75% per annum. The proceeds from this offering will be used to make further investments.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees
And Shareholders of
American Mortgage Acceptance Company
New York, New York

We have audited the accompanying consolidated balance sheets of American Mortgage Acceptance Company and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Mortgage Acceptance Company and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

New York, New York
March 16, 2005

MANAGEMENT'S REPORT ON THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of American Mortgage Acceptance Company is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Trustees regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

American Mortgage Acceptance Company management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework. Based upon our assessment we believe that, as of December 31, 2004, our internal control over financial reporting is effective in accordance with those criteria.

Deloitte & Touche, LLP, our independent auditors, have issued an audit report on our assessment of the Company's internal control over financial reporting, which appears on page 35.

Stuart J. Boesky
Chief Executive Officer

Alan P. Hirmes
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees
And Shareholders of
American Mortgage Acceptance Company
New York, New York

We have audited management's assessment, included in the accompanying "Management's Report on Internal Controls over Financial Reporting", that American Mortgage Acceptance Company together with its consolidated subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of trustees, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2004 and the related consolidated statements of income, shareholders' equity and cash flows for the year ended December 31, 2004 of the Company and our report dated March 16, 2005 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

New York, New York
March 16, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

Certain statements made in this report may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding the intent, belief or current expectations of us and our management and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following:

- Risks of investing in uninsured and non-investment grade mortgage assets and subordinated CMBS;

- Competition in acquiring desirable investments;

- Interest rate fluctuations and changes in prepayment rates which may affect the value of our assets;

- Risks associated with investments in real estate generally and the properties which secure many of our investments;

- General economic conditions, particularly as they affect the value of our assets and the credit status of our borrowers;

- Dependence on our external Advisor for all services vital to our operations;

- Conflicts which may arise among us and other entities affiliated with our Advisor which have similar investment policies to ours; and

- Risks associated with the repurchase agreements we utilize to finance our investments and the availability of financing generally

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report.

Factors Affecting Comparability

In 2003, several of our loans defaulted and we subsequently foreclosed upon and now own the properties. In certain instances this required us to invest additional capital to acquire senior mortgage positions and subsequently foreclose on those positions to acquire the real estate securing the loans. Additionally, the sale of some of the properties did not qualify as a sale for accounting purposes and the first mortgage debt secured by the purchaser is reflected in our financial statements.

As a result of the foreclosures, we now have a significant amount of real estate owned and mortgage loans payable on our balance sheet. This results in a reduction of certain interest income, the recognition of rental income and income from real estate owned, and the depreciation of certain of the foreclosed properties, none of which was recorded prior to the second half of 2003 (See Real Estate Owned below).

Investment Activity

During the years ended December 31, 2004 and 2003, we made the following investments:

(In thousands)	December 31, 2004		December 31, 2003	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
FNMA certificates	$ 34,823	5.60%	$ 39,960	5.48%
Mezzanine loans	8,500	11.64%	3,293	16.50%
Bridge loans/notes receivable	4,517	12.96%	15,007	11.82%
Variable rate bridge loans	--	--	16,039	LIBOR + 4.09%
Taxable revenue bonds	--	--	7,672	8.69%
Mortgage loans	--	--	1,011	11.00%
Total	$ 47,840		$ 82,982	

During 2004, the composition of our investment portfolio shifted to include a larger proportion of debt securities and a smaller proportion of other debt instruments. This change resulted from the relative availability of investment opportunities, the ability to obtain leverage on those assets to allow further investment and the timing of cash flows related to the liquidation of other assets in our portfolio.

Our declaration of trust requires that 40% of our new investments be of the type we originally invested in prior to our reorganization in 1999. Generally, we seek to maintain at least 40% of our investments in government-insured or guaranteed investments. At December 31, 2004, we owned approximately $194.6 million in GNMA and FNMA certificates, representing approximately 55.8% of our assets.

Results of Operations

Comparison of Years Ended December 31, 2004 and 2003

The following is a summary of our operations for the year ended December 31, 2004 compared to 2003:

(In thousands)

	Year Ended December 31,		
	2004	2003	Change
Total revenues	$15,909	$15,051	5.7%
Total expenses	10,830	5,653	91.6
Total other income	6,194	2,486	149.2
Net income	$11,273	$11,884	(5.1%)

For the year ended December 31, 2004, as compared to the year ended December 31, 2003, revenues and other income have increased mainly due to an increase in acquisitions and additional fundings of GNMA and FNMA certificates and revenues generated by foreclosed properties. Expenses have also increased for these periods due to an increase in expenses related to the foreclosed properties, higher interest costs, general and administrative expenses and depreciation recorded for real estate owned.

Revenues

Changes in the components of our revenue in 2004 as compared to 2003 were as follows:

	% Change from Prior Year
Interest income	
Debt securities	11.1%
Mortgage loans	(30.4)
Notes receivable	(19.6)
Revenue bonds	319.2
Temporary investments	(23.6)
Rental income	100.0
Other revenues	5.4
Total revenues	5.7%

At December 31, 2004 and 2003 we had the following investments:

	December 31, 2004		December 31, 2003	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Debt securities	194,587	6.47%	167,260	6.80%
Mortgage loans	21,376	11.68%	13,864	11.80%
Notes receivable	23,111	9.43%	35,946	7.96%
Revenue bonds	6,672	8.69%	7,586	8.69%

Interest income from debt securities increased, primarily due to the continued advances on the Ellington Plaza GNMA certificate and the purchase of eight FNMA certificates during 2004, partially offset by the repayment of the Autumn Creek GNMA certificate.

Interest income from mortgage loans decreased, primarily due to the receipt of additional interest due upon repayment of the Stonybrook II first mortgage and mezzanine loan in 2003, with no comparable items in 2004, and the reduction of interest received from certain foreclosed properties due to the reclassification of these assets to real estate owned.

Interest income from notes receivable decreased, primarily due to the default of required debt service payments from foreclosed properties (See Real Estate Owned below).

Interest income from revenue bonds relates to taxable revenue bonds purchased in October 2003 and the increase in 2004 reflects a full year of ownership as compared to two months in 2003.

Rental income was recorded for the year ended December 31, 2004 due to the reclassification of the Plaza at San Jacinto property as Real Estate Owned – Held and Used (see Real Estate Owned below).

Expenses

Changes in components of our expenses in 2004 as compared to 2003 were as follows:

	% Change from Prior Year
Interest	57.7%
General and administrative	89.7
Fees to Advisor	7.9
Property operations	100.0
Depreciation	100.0
Amortization and other	9.3
Total expenses	91.6%

At December 31, 2004, excluding mortgages on real estate owned, we had total debt of approximately $166.1 million with a weighted average interest rate of 2.76% per year, including the effect of a swap agreement put into place in April 2003. At December 31, 2003, we had a comparable balance of approximately $184.5 million with a weighted average interest rate of 1.80% per year.

Interest expense increased, primarily due to the borrowings stemming from the increased investment base. This increase can also be attributed to the interest rate swap agreement, which was outstanding for all of 2004 and a steady increase in LIBOR during 2004. During 2004, LIBOR increased 1.30%.

General and administrative expenses increased, primarily due to the increase in legal fees related to foreclosed properties, the increase in accounting fees related to Sarbanes-Oxley consulting services, and the increase of certain other administrative costs.

Property operations were recorded for the year ended December 31, 2004 due to the reclassification of the Plaza at San Jacinto as Real Estate Owned – Held and Used (see Real Estate Owned below).

Depreciation expense was recorded for the year ended December 31, 2004 relating to the reclassification of foreclosed properties from Real Estate Owned-Held for Sale to Real Estate Owned-Held and Used. Depreciation was captured for the 2004 periods, as well as retroactively to the initial foreclosure dates of the properties (see Real Estate Owned below).

Other Income

Other income increased, due to the increase in net operating income recognized from the operations of foreclosed properties (see Real Estate Owned below).

Real Estate Owned

During 2003, five loans defaulted and we foreclosed upon and took ownership of the underlying properties. We reclassified our investments in these foreclosed properties as Real Estate Owned-Held for Sale on our balance sheet and recognized income from the operations of these properties. As a result of these unusual circumstances, there was a substantial decrease in interest income from these loans, as noted above.

During the time we owned the real estate, certain circumstances have occurred that warranted the reclassification of most of these assets. The following is the December 31, 2004 classification of our real estate owned portfolio:

- Real Estate Owned – Held and Used

During 2004, we reclassified one of the unsold properties as Real Estate Owned – Held and Used because we have not sold it within the one-year time frame required by generally accepted accounting principles ("GAAP"). As a result, we recorded depreciation on the property in 2004, as well as retroactively for the full year that the property was classified as Held for Sale. We also recognize the property's rental income and operational expenses in separate line items on the income statement. During February 2005, this property was sold (see Note 17 to our consolidated financial statements).

During 2004, we reclassified our Real Estate Owned – Subject to Sales Contract properties to Real Estate Owned – Held and Used (see below).

- Real Estate Owned – Subject to Sales Contracts

In the fourth quarter of 2003, we sold three of the properties and provided 100% financing to the buyer, via a bridge loan. Per the terms of that loan, we received 100% of the properties' cash flow until permanent financing was put in place in December 2004 (see below). Due to our providing 100% financing to the buyer, these transactions did not constitute a sale in accordance with GAAP and, therefore, we continued to classify the properties as Real Estate Owned – Subject to Sales Contracts on the balance sheet.

During December 2004, UBS Real Estate Investments, Inc. provided permanent first mortgage financing in the amount of $41.0 million for these properties. We restructured the remaining balance due from the borrower of approximately $13.4 in the form of a mezzanine loan.

This sale still does not constitute a sale in accordance with GAAP. We have reclassified these properties on our balance sheet as Real Estate Owned – Held and Used; and have recorded depreciation on the properties in 2004, as well as retroactively for the period since foreclosure. We have recognized income associated with the properties as income from real estate owned on the income statement up to the date of refinancing. We will recognize income associated with $13.4 million mezzanine loan as rental income on future income statements.

- Real Estate Owned – Held for Sale

One remaining property in our real estate owned portfolio, Autumn Creek, will continue to remain as Real Estate Owned - Held for Sale as we continue to market the real estate. We have changed the marketing strategy of this asset in order to reflect marketplace behavior.

There have been circumstances that arose during 2004 that have warranted us to seek foreclosure of another property to protect our investment. The Northbrooke mezzanine loan defaulted by ceasing to make required debt service payments and we are currently in the process of determining the necessary steps for foreclosure. We expect to fully recover our investment.

We have focused on increasing the occupancy level and operating income of all of the properties owned to projected stabilization levels. The weighted average occupancy rate on the stabilized properties at the time of foreclosure was 81.4% and the weighted average occupancy rate on these same properties at December 31, 2004 was 95.9%. As a result, we have experienced increasing yields on several of these foreclosed assets. While property level operations continue to improve, we are actively seeking to sell or refinance the properties with third parties so that we can redeploy the capital invested into higher yielding investments.

Other Items

The loss on the repayment of debt securities in 2003 related to the write-off of a purchase premium upon repayment of a GNMA certificate.

Comparison of Years Ended December 31, 2003 and 2002

The following is a summary of our operations for the year ended December 31, 2003 compared to 2002:

(In thousands)

	Year Ended December 31,		
	2004	2003	Change
Total revenues	$15,051	$10,458	43.9%
Total expenses	5,653	3,812	48.3
Total other income	2,486	3,014	(17.5)
Net income	$11,884	$9,660	23.0%

For the year ended December 31, 2003, as compared to the year ended December 31, 2002, revenues and other income increased mainly due to increases in investment activity during 2003, as well as the reclassification of certain foreclosed assets into real estate owned. Expenses also increased for these periods due to increased borrowing activity to fund investments, as well as higher general and administrative expenses related to the foreclosure of real estate properties.

Revenues

Changes in components of our revenues in 2003 as compared to 2002 were as follows:

	Year Ended December 31 % Change from from Prior Year
Interest income	
Debt securities	51.9%
Mortgage loans	26.7
Notes receivable	39.5
Revenue bonds	100.0
Temporary investments	10.0
Other revenues	(0.6)
Total revenues	43.9%

Interest income from debt securities increased, primarily due to the purchase of three additional GNMA certificates in the latter part of 2002, and the purchase of fifteen FNMA certificates during 2003.

Interest income from mortgage loans increased, primarily due to the additional interest and prepayment penalties received, as well as the recognition of deferred loan origination fees from the repayment of the Stonybrook II first mortgage and mezzanine loans in 2003.

Interest income from notes receivable increased, due to

the initial funding of ten notes receivable during 2003, partially offset by the default of required debt service payments from the Concord at Gessner, Concord at Little York, and Concord at Gulfgate notes (See Real Estate Owned above).

Interest income from revenue bonds, arose from our first purchase of taxable revenue bonds in October 2003.

Rental income increased, primarily due to the net operating income from the operations of foreclosed properties, while we recorded no such income in 2002.

Expenses

Changes in components of our expenses in 2003 as compared to 2002 were as follows:

	Year Ended December 31 % Change from from Prior Year
Interest	107.5%
General and administrative	33.9
Fees to Advisor	19.2
Amortization and other	(0.8)
Total expenses	48.3%

Interest expense increased, due to the increased borrowings on our warehouse facility and additional borrowings under the repurchase facility, which were used to fund investments, as well as the addition of an interest rate swap agreement put into place in March 2003 to mitigate the impact of interest rate fluctuations on our cash flows and earnings. The weighted average interest rate on borrowings was 1.80% in 2003, compared to 2.10% in 2002. The rate decrease was primarily due to a steady decrease in LIBOR during 2002 and 2003.

General and administrative increased primarily due to increased legal fees on foreclosed properties and an increase in excise taxes due to the annual distribution obligation falling below the minimum threshold.

Fees to Advisor increased, primarily due to an increase in asset management fees due to a higher asset base and an increase in overhead reimbursements. These increases were partially offset by decreased incentive management fees as none were earned by the Advisor in 2003.

Other Items

A loss on the repayment of debt securities in the amount of approximately $391,000, relating to the write-off of a purchase premium upon repayment of one GNMA certificate and a gain of approximately $18,000 for the sale of a vacant lot at Concord at Gessner, were recorded for the year ended December 31, 2003. During 2002, the Company had a gain of approximately $614,000, resulting from the sale of one GNMA certificate.

Funds from Operations

Funds from operations ("FFO"), represents net income or loss (computed in accordance with GAAP), excluding gains (or losses) from sales of property, excluding depreciation and amortization related to real property and including funds from operations for unconsolidated joint ventures calculated on the same basis. FFO is calculated in accordance with the National Association of Real Estate Investment Trusts ("NAREIT") definition. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity. Our management considers FFO a supplemental measure of operating performance, and, along with cash flows from operating activities, financing activities, and investing activities, it provides investors with an indication of our ability to incur and service debt, make capital expenditures, and to fund other cash needs.

For the years ended December 31, 2003 and 2002, FFO was equal to net income, as we did not record depreciation expense on any of our assets.

The following table reconciles net income to FFO for the year ended December 31, 2004:

(In thousands)	Year Ended December 31, 2004
Net income	$ 11,273
Add back: depreciation of real property	2,143
FFO	$ 13,416
Cash flows from:	
Operating activities	$ 13,986
Investing activities	$ (22,546)
Financing activities	$ 9,206
Weighted average shares outstanding:	
Basic	8,336
Diluted	8,343

Since not all companies calculate FFO in a similar fashion, our calculation presented above may not be comparable to similarly titled measures reported by other companies.

Liquidity and Capital Resources

Sources of Funds

We expect that cash generated from our investments, as well as our borrowing capacity, will meet our needs for short-term liquidity and will be sufficient to pay all expenses and distributions to our shareholders in amounts sufficient to retain our REIT status in the foreseeable future. In order to qualify as a REIT under the Internal Revenue Code, as amended, we must, among other things, distribute at least 90% of our taxable income. We believe that we are in compliance with the REIT-related provisions of the Code.

We finance our investing activity primarily through borrowing from various facilities at short-term rates. At December 31, 2004, we had approximately $38.3 million available to borrow, contractually, under our debt facilities without exceeding limits imposed by debt covenants and our declaration of trust.

In August 2005, our warehouse facility will mature. We are seeking to replace this facility with a similar one with similar terms and are currently in negotiations with financial institutions to develop such a facility.

From time to time, we may also issue common shares or other equity to fund investing activity. In April 2003, we completed a public offering of 1,955,000 common shares for net proceeds of approximately $27.5 million, which were used to fund investments.

We have capacity to raise approximately $170.0 million of additional funds by issuing either common or preferred shares pursuant to a shelf registration statement filed with the SEC in 2002. If market conditions warrant, we may seek to raise additional funds for investment through further offerings, although the timing and amount of such offerings cannot be determined at this time.

Summary of Cash Flows

During the year ended December 31, 2004, as compared to the year ended December 31, 2003, the net change in cash and cash equivalents increased by approximately $9.0 million. Operating cash flows improved by $2.2 million primarily due to higher cash earnings and favorable variances in timing of receivables collected. A decrease in net cash used in investing activities (approximately $101.1 million) and a corresponding decrease in net cash provided by financing activities (approximately $94.3 million) were due to a higher level of investing activity in debt securities, mortgage loans, and mezzanine and bridge loans during the 2003 period. The lower level of investing in 2004 corresponded to the decrease in net borrowings.

During the year ended December 31, 2003, as compared to the year ended December 31, 2002, the net change in cash and cash equivalents decreased approximately $17.8 million. Operating cash flows improved by approximately $2.8 million primarily due to higher earnings. An increase in net cash used in investing activities (approximately $49.3 million) and an increase in net cash provided by financing activities (approximately $28.7 million) were due to an increase in proceeds received from repurchase and warehouse facilities used for purchases of mortgage loans and debt securities.

Other

We are not aware of any trends or events, commitments or uncertainties, which have not otherwise been disclosed that will or are likely to impact liquidity in a material way.

Distributions

Of the total distributions of approximately $13.3 million and approximately $12.6 million for the years ended December 31, 2004 and 2003, respectively, approximately $2.1 million ($.25 per share or 15.48%) represented a return of capital for the year ended December 31, 2004 and approximately $667,000 ($.08 per share or 5.31%) represented a return of capital for the year ended December 31, 2003, determined in accordance with GAAP. As of December 31, 2004, the aggregate amount of the distributions made since our initial public offering representing a return of capital, in accordance with GAAP, totaled approximately $17.2 million. The portion of the distributions which constituted a return of capital was more significant in our initial years in order to permit us to maintain level distributions to shareholders while we were in the process of investing the proceeds from our initial public offering.

Application of Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions sometimes involve future events which cannot be determined with absolute certainty. Therefore, our determination of estimates requires that we exercise our judgment. While we have used our best estimates based on the facts and circumstances available to us at the time, different results may actually occur and any such differences could be material to our financial statements.

We believe the following policies may involve a higher degree of judgment and complexity and represent the critical accounting policies used in the preparation of our financial statement:

- valuation of investments in debt securities;
- assessment of impairment of mortgage loans and notes;
- classification of mezzanine loan investments; and
- classification and valuation of real estate owned.

Valuation of Investments in Debt Securities

SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, provides guidance on determining the valuation of investments owned. The initial classification of our investments in the "available for sale" category rather than as "held to maturity" is due to our intent to sell these securities if the terms of a particular offer are deemed favorable to us. We have sold these securities in the past and from time to time, we may look to sell these securities in the future if it is opportunistic for us to do so. Because of this classification, we must carry our investments at estimated fair value. GNMA and FNMA DUS Certificates are relatively liquid investments. We use third-party quoted market prices as our primary source of valuation information.

Assessment of Impairment of Mortgage Loans and Notes

SFAS No. 114, Accounting by Creditors for Impairment of a Loan, establishes standards regarding impairment issues related to our mortgage loans and notes receivable. Our portfolio of mortgage loans and notes is periodically evaluated for impairment to establish appropriate loan loss reserves, if necessary. Our Advisor has a credit review committee which meets monthly and reviews the status of each loan and note and maintains a "watch list" of loans (including loans for which we have issued guarantees) for which the underlying property may be experiencing construction cost overruns, delays in construction completion, occupancy shortfalls, lower than expected debt service coverage ratios, or other matters which might cause the borrower to be unable to make scheduled interest and principal payments. If a loan is experiencing difficulties, members of this credit committee work with the borrower to try to resolve the issues, which could include extending the loan term, making additional advances, or reducing required payments. If, in the judgment of our management, it is determined that it is probable that we will not receive all contractually required payments when they are due, the loan or note would be deemed impaired, and a loan loss reserve established. As of December 31, 2004, our management had determined that no loan required a loss reserve.

Classification of Mezzanine Loan Investments

Our mezzanine loan investments bear interest at fixed or variable rates, and some also include provisions that allow us to participate in a percentage of the underlying property's cash flows from operations and proceeds from a sale or refinancing. At the inception of each such investment, our management must determine whether such investment should be accounted for as a loan, joint venture or as real estate, using the guidance contained in the Third Notice to Practitioners issued by the AICPA. Although the accounting methodology does not affect our cash flows from these investments, this determination affects the balance sheet classification of the investments as well as the classification, timing and amounts of reported earnings.

Accounting for the investment as real estate is required if we expect that the amount of profit, regardless of its nature, is over 50 percent of the property's total expected residual profit. If a mezzanine investment were accounted for as an investment in real estate, our balance sheet would show the underlying property and its related senior debt (if such debt were not also held by us), and the income statement would include the property's rental revenues, operating expenses and depreciation.

If we expect to receive less than 50 percent of the property's residual profit, then loan or joint venture accounting is applied. Loan accounting is appropriate:

- if the borrower has a substantial equity investment in the property;
- if we have recourse to substantial assets of the borrower;
- if the property is generating sufficient cash flow to service normal loan amortization; or
- if certain other conditions are met.

Under loan accounting, we recognize interest income as earned and additional interest from participations as received. Joint venture accounting would require that we only record our share of the net income from the underlying property.

Our management must exercise judgment in making the required accounting determinations. For each mezzanine arrangement, we project total cash flows over the loan's term and our share in those cash flows, and consider the borrower's equity, the contractual cap, if any, on total yield to us over the term of the loan, market yields on comparable loans, borrower guarantees, and other factors in making an assessment of the proper accounting. To date, we have determined that all mezzanine investments should be accounted for as loans.

Classification and Valuation of Real Estate Owned

The accounting for the foreclosure, ownership and subsequent sale of real estate is governed by:

- SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings;
- SFAS No. 144, Accounting for the Sale or Disposal of Long-Lived Assets; and
- SFAS No. 66, Accounting for Sales of Real Estate.

During 2003, we exercised our rights under subordinated promissory notes and other documents to take possession of certain real estate collateral. We have also purchased the first mortgage loans on all of the respective properties, except for Autumn Creek, and acquired the real estate at foreclosure auctions. Three of the properties were subsequently sold, although the transaction did not meet the sale criteria of SFAS No. 66, despite the fact that the purchaser later secured permanent first-mortgage financing.

When a loan is in the process of foreclosure, it is our policy to initially reclassify the balance of the loan into Real Estate Owned-Held for Sale at the lower of fair value of the real estate, less estimated disposal costs or the carrying amount of the loan, and to cease accrual of interest. We obtain independent appraisals of all foreclosed real estate to assist management in evaluating property values. To date, no losses have been recorded upon foreclosure.

It is our intent to sell foreclosed properties within a short time period. Due to the Held for Sale classification, we do not initially depreciate the properties. If we do not sell a property or do not meet sale criteria within the permissible timeframe for Held for Sale classification, we reclassify the property into Real Estate Owned-Held and Used or Subject to Sales Contract categories and account for it as an operating asset. Depreciation is recorded for the asset including a retroactive adjustment for the full period that the property was classified as Real Estate Owned-Held for Sale. Income from property operations is recorded provided realization and collectibility of the amounts are considered likely. Likewise, interest income on notes receivable for properties sold that do not meet the criteria for sale recognition is recorded to the extent that collectibility is considered likely.

This accounting for real estate owned requires substantial judgment as to the fair value of the assets, the likelihood of collecting income and our ability to sell the properties. As of December 31, 2004, we believe that the amounts reported are fairly stated and realizable.

Commitments, Contingencies and Off Balance Sheet Arrangements

We have no unconsolidated subsidiaries, special purpose off-balance sheet financing entities, or other off-balance sheet arrangements.

The following table reflects our maximum exposure and carrying amount as of December 31, 2004, for guarantees we have entered into:

(In thousands)	Maximum Exposure	Carrying Amount
Stabilization loan guarantees (1)	$12,270	$ --
FNMA loan program (2)	3,221	--
	$15,491	$ --

(1) These guarantees provide credit enhancement to developers during construction and lease-up of new properties for a fee. We issued these guarantees as a means to address an undeserved market for credit and to establish and maintain relationships with developers. We believe there is little risk associated with the guarantees and expect no liquidity requirements in the near term.

(2) These indemnification agreements relate to a program we initiated and have since discontinued. We believe the risk of any cost associated with the indemnity agreement is minimal.

The maximum exposure amount is not indicative of any expected losses under the guarantees. For full description of these guarantees, see Note 16 to the consolidated financial statements.

Contractual Obligations

In conducting business, we enter into various contractual obligations. Detail of these obligations, including expected settlement periods, is contained below.

	Payments Due by Period (*In thousands*)				
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Debt:					
Lines of credit:					
Repurchase facilities	$157,633	$157,633	$ --	$ --	$ --
Warehouse facility	3,827	3,827	--	--	--
Revolving facility	4,600	4,600	--	--	--
Mortgage loan on real estate owned (1)	15,993	15,993	--	--	--
Mortgage loan on real estate owned (2)	41,000	469	1,671	1,984	36,876
Funding Commitments:					
Funding commitment for mezzanine/ preferred stock (3)	74,500	74,500	--	--	--
Standby and forward bridge loan commitments	2,104	2,104	--	--	--
Standby and forward mezzanine loan commitments	379	--	379	--	--
Forward GNMA commitments	2,279	2,279	--	--	--
Total	$302,315	$261,405	$ 2,050	$ 1,984	$ 36,876

(1) Represents a non-recourse mortgage loan on Real Estate Owned-Held for Sale (Autumn Creek). We purchased the mortgage at an auction in February 2005. (See Notes 7 and 17).

(2) Represents a first mortgage on properties we report as Real Estate Owned – Held and Used (Concord Properties) as a sale of the properties did not meet the criteria for sale recognition in accordance with GAAP. The debt is non-recourse with respect to AMAC, the debt service is paid from the cash flows of the properties and we will not be required to satisfy the obligation. (See Note 7).

(3) Funding of this commitment has a remote likelihood of occurrence.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), Share-Based Payment. As we already follow the fair value provisions set forth in SFAS No. 123, this statement is expected to have an immaterial impact on our financial statements.

There are no other new pending accounting pronouncements which we are required to adopt that would have a significant impact on our consolidated financial statements.

Inflation

Inflation did not have a material effect on our results for the periods presented.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risk to which our investments are exposed to is interest rate risk, which is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.

Interest Rate Risk

Interest rate fluctuations can adversely affect our income in many ways and present a variety of risks, including the risk of mismatch between asset yields and borrowing rates.

Our operating results depend in large part on differences between the income from our assets (net of credit losses) and our borrowing costs. Most of our assets generate fixed returns and have terms in excess of five years. We fund the origination and acquisition of a significant portion of these assets with borrowings which have variable interest rates that reset relatively rapidly, such as monthly or quarterly. In most cases, the income from assets will respond more slowly to interest rate fluctuations than the cost of borrowings, creating a mismatch between asset yields and borrowing rates. Consequently, changes in interest rates, particularly short-term interest rates, may influence our net income. Our borrowings under repurchase and warehouse agreements bear interest at rates that fluctuate with LIBOR.

Various financial vehicles exist which would allow our management to mitigate the impact of interest rate fluctuations on our cash flows and earnings. During March 2003, upon our management's analysis of the interest rate environment and the costs and risks of such strategies, we entered into an interest rate swap in order to hedge against increases in the floating interest rate on our repurchase facilities. The swap is a five-year agreement with Bank of America whereby we pay Bank of America a fixed 3.48% on a notional amount of $30.0 million. In return, Fleet pays us a floating rate equivalent to the 30-day LIBOR rate on the same notional amount. A possible risk of such swap agreements is the possible inability of Bank of America to meet the terms of the contracts with us; however, there is no current indication of such an inability.

Based on the $136.1 million unhedged portion of $166.1 million of borrowings outstanding at December 31, 2004, a 1% change in LIBOR would impact our annual net income and cash flows by approximately $1.4 million. However, since the interest income from some of our loans is also based on LIBOR, a 1% increase in LIBOR would increase our annual net income and cash flows from such loans by approximately $157,000. Because the value of our debt securities fluctuate with changes in interest rates, rate fluctuations will also affect the market value of our net assets.

COMPANY INFORMATION

Board of Trustees

Executive Officers of the Company

Stuart J. Boesky
Chief Executive Officer and President

Alan P. Hirmes
Chief Financial Officer

John A. Garth
Chief Operating Officer

Denise L. Kiley*
Senior Vice President

Marc D. Schnitzer
Senior Vice President

Company Office
625 Madison Avenue
New York, NY 10022
(212) 317-5700

www.americanmortgageco.com

* On March 23, 2005, Ms. Kiley announced her intention to retire.

Auditors
Deloitte & Touche LLP

Counsel
Paul, Hastings, Janofsky & Walker LLP

Stock Listing
American Stock Exchange
Symbol: AMC

Transfer Agent
EquiServe Trust Company, N.A.
American Mortgage Acceptance Company
P.O. Box 43010
Providence, RI 02940-3010
(800) 730-6001
www.equiserve.com

Investor Relations
(800) 831-4826

10-K Filing
A copy of the Company's Annual Report Form 10-K, filed with the Securities and Exchange Commission, is available to shareholders without charge by written request to:
Investor Relations Department
at the Company Office

Annual Meeting
The Annual Meeting of Shareholders will be held on June 8, 2005, at 10:00 a.m. at the offices of Paul, Hastings, Janofsky & Walker LLP at 75 East 55th Street, New York, New York.



American Mortgage Acceptance Company
625 Madison Avenue, New York, NY 10022
800-831-4826 • 212-317-5700 • www.americanmortgageco.com

4966-AR-05